Dr. John Chen
Level 22
44 Market Street
Sydney, NSW 2000
Australia

Telephone: 61-2-82-597000

Fax:

Email: jchen@sinogold.com.au

CONSENT of AUTHOR

TO:

British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Saskatchewan Financial Services Commission
– Securities Division
6th Floor
1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6

Ontario Securities Commission
Box 55
1903 – 20 Queen Street West
Toronto, Ontario M5H 3S8

Commission des valeurs mobilières du Québec
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3

Securities Administration Branch
133 Prince William Street
P.O. Box 5001
Saint John, New Brunswick E2L 4Y9

Nova Scotia Securities Commision
2nd Floor, Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, NS B3J 3J9

Office of the Attorney General
- Securities Division
95 Rochford Street, 4th Fl Shaw Bldg
P.O. Box 2000
Charlottetown, PEI C1A 7N8

Securities Commission of
Newfoundland & Labrador
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6

The Toronto Stock Exchange
P.O. Box 450
3rd Floor, 130 King Street W.
Toronto, ON M5X 1J2

I, Dr. John Chen, consent to the public filing of the technical report titled Jinfeng Gold Mine Guizhou Province China and dated October 10, 2007 (the "Technical Report") and to extracts from or a summary of the Technical Report in the Material Change Report dated December 15, 2009 of Eldorado Gold Corporation, being filed.

I confirm that I have read the Material Change Report being filed by Eldorado Gold Corporation, and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this **29th** Day of January, 2010.

Chen Jingzhang

Dr. John Chen

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